Exhibit 99.1

Kamada Provides Update on 2021 GLASSIA® Supply to Takeda

●	Kamada Expects to Receive $25 Million in Revenues from Sales of GLASSIA® to Takeda in 2021 which is Takeda’s Minimum Commitment for 2021 Pursuant to the Existing Supply Agreement
●	Kamada Projects Royalties from Takeda in the Range of $10 Million to $20 Million per Year from 2022 to 2040
●	Kamada Reiterates its Total Revenues Guidance of Between $132 million and $137 million for Full-year 2020

REHOVOT, Israel – October 7, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced that, following recent discussions with Takeda, it expects to receive approximately $25 million in revenues from the supply of GLASSIA® to Takeda in 2021.

As previously indicated, the agreement with Takeda provided a supply range for 2021 pursuant to which Kamada’s revenues from sales of GLASSIA to Takeda were projected to be between $25 million to $50 million. The 2021 supply range was included in the agreement to provide flexibility for Takeda to address any potential changes in the expected timeline for its completion of the planned transition of GLASSIA manufacturing

“Based on our recent discussions with Takeda, the planned transition of GLASSIA manufacturing to their plant is advancing as expected,” said Amir London, Kamada’s Chief Executive Officer. “As such, Takeda anticipates that its 2021 GLASSIA demand from Kamada will not exceed the minimum commitment under the supply agreement which is expected to generate $25 million of revenue for Kamada. The Company is prepared to make the necessary adjustments to our plant costs during 2021 to align with our manufacturing plan and future needs.”

“We continue to intensively explore business development opportunities that would over time mitigate the effects of the planned transition of GLASSIA® manufacturing to Takeda in 2021,” added Mr. London. “These opportunities, funded by our strong cash position, along with organic commercial growth of our existing products portfolio, our distributed products in Israel, the expected future royalty payments from Takeda, the contract manufacturing of an FDA approved and commercialized specialty IgG product as well as the continued advancement in the development of our COVID- 19 IgG product candidate which is advancing in the clinic are expected to contribute to our future growth,” concluded Mr. London.

Based on the agreement with Takeda, upon the initiation of sales of GLASSIA manufactured by Takeda, Kamada will receive royalty payments at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Although the transition of the agreement to its royalties phase will result in a reduction of Kamada’s revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, Kamada projects receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) Expectation that various business development opportunities, funded by its strong cash position, along with organic commercial growth of its existing products portfolio, its distributed products in Israel, the expected future royalty payments from Takeda, together with the contract manufacturing of an FDA approved and commercialized specialty IgG product and its investigational COVID- 19 IgG product will over time contribute to Kamada’s future growth; 2) Kamada projecting to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040; and 3) Kamada reiterating its total revenues guidance of between $132 million and $137 million for full-year 2020. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, potential negative effects relating to Kamada’s manufacturing plant associated with reduced manufacturing for Takeda; ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com